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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Jilin Chemical Industrial Company Limited

(Name of Issuer)

Ordinary Shares, Par Value RMB 1.00 Per Share

(Title of Class of Securities)

477418107

(CUSIP Number)

Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China

with a copy to:

Lee Edwards Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 477418107

1.	Name of Reporting Person: PetroChina Company Limited		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,396,300,000 ordinary shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,396,300,000 ordinary shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,396,300,000 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 477418107

1.	Name of Reporting Person: China National Petroleum Corporation		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,396,300,000 ordinary shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,396,300,000 ordinary shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,396,300,000 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 67.3%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.
     This Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) amends and supplements the information contained in the initial statement on Schedule 13D filed on November 12, 1999, as amended by Amendment No. 1 filed on October 31, 2005 (as amended, the “Schedule 13D”), by PetroChina Company Limited (“PetroChina”), a joint stock company with limited liability incorporated in the People’s Republic of China (the “PRC”), which was previously named “China Oil and Gas Company Limited”, and relates to the ordinary shares, par value RMB1.00 per share (the “Ordinary Shares”), of Jilin Chemical Industrial Company Limited (the “Issuer” or “Jilin Chemical”), a joint stock company with limited liability incorporated in the PRC. The Ordinary Shares of the Issuer are comprised of overseas listed foreign invested shares, par value RMB1.00 per share (“H Shares”), domestic invested shares listed in mainland China, par value RMB1.00 per share (“A Shares”), and domestic state-owned shares, par value RMB1.00 per share (“State Shares”). H Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are listed on the Hong Kong Stock Exchange and, in the form of American Depositary Shares (“ADSs”) (each ADS representing 100 H Shares), the New York Stock Exchange. A Shares are listed on the Shenzhen Stock Exchange and are not registered under Section 12 of the Exchange Act. The 2,396,300,000 State Shares outstanding are held directly by PetroChina and are not listed on any stock exchange or registered under Section 12 of the Exchange Act.
     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     As previously announced, on October 31, 2005, PetroChina announced its intention (subject to the satisfaction or, if permissible, waiver of the pre-conditions described below) to make a voluntary conditional offer, which is intended to be made by Citigroup Global Markets Asia Limited on behalf of PetroChina, to acquire all of the outstanding H Shares, including all of the outstanding ADSs (the “H Share Offer”). Subject to the H Share Offer becoming unconditional in all respects, PetroChina intends to make a voluntary conditional offer in the PRC to acquire all of the outstanding A Shares (the “A Share Offer”). Pursuant to the A Share Offer, each holder of A Shares will be entitled to receive RMB5.25 in cash for each A Share tendered in the A Share Offer. Pursuant to the H Share Offer, (i) each holder of H Shares will be entitled to receive, for each H Share tendered in the H Share Offer, HK$2.80 in cash, and (ii) each holder of ADSs will be entitled to receive, for the H Shares underlying each ADS tendered in the H Share Offer, HK$280.00 in cash.
     On November 16, 2005, PetroChina and Jilin issued a joint announcement, a copy of which is included as Exhibit 3 to this Amendment No. 2 and is incorporated herein by reference, announcing that the Pre-Conditions have been satisfied and that the Composite

Document for the H Share Offer (the “Composite Document”) will be despatched. A copy of the Composite Document is incorporated herein by reference as Exhibit 4 to this Amendment No. 2.
     The foregoing summary of the H Share Offer and the A Share Offer and related matters is qualified in its entirety by reference to the full text of the Composite Document, a copy of which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Exhibit No.	Description

3	Second Joint Announcement by PetroChina and Jilin Chemical, dated November 15, 2005 and issued on November 16, 2005 (incorporated herein by reference from Exhibit (a)(10) to the Schedule 13E-3 filed by PetroChina and Jilin with the SEC on November 16, 2005).

4	Composite Document (incorporated herein by reference from Exhibit (a)(1) to the Schedule 13E-3 filed by PetroChina and Jilin Chemical with the SEC on November 16, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:
November 16, 2005

PETROCHINA COMPANY LIMITED
/s/ Jiang Jiemin
Name:	Jiang Jiemin
Title:	Vice Chairman and President

CHINA NATIONAL PETROLEUM CORPORATION
/s/ Chen Geng
Name:	Chen Geng
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

3	Second Joint Announcement by PetroChina and Jilin Chemical, dated November 15, 2005 and issued on November 16, 2005 (incorporated herein by reference from Exhibit (a)(10) to the Schedule 13E-3 filed by PetroChina and Jilin with the SEC on November 16, 2005).

4	Composite Document (incorporated herein by reference from Exhibit (a)(1) to the Schedule 13E-3 filed by PetroChina and Jilin Chemical with the SEC on November 16, 2005).